Exhibit 99.1



                            CFX CORPORATION TO OMIT
                       SECOND QUARTER DIVIDEND TO QUALIFY
                   FOR ACCOUNTING TREATMENT; NORMAL DIVIDENDS
                         TO BE RESUMED IN THIRD QUARTER



     Keene, N.H., April 26, 1996 -- CFX Corporation (AMEX: CFX) announced today that it will omit its regular cash dividend for the second quarter of 1996 in order to comply with certain technical accounting rules related to the payment of special dividends preceding a business combination. Omission of the second quarter dividend in an amount equal to the special dividend paid by CFX in January, 1996, will permit CFX to account for its pending mergers with The Safety Fund Corporation and Milford Co/operative Bank as pooling-of-interests.
     Because the funds that would otherwise have been paid out as a cash dividend will be retained by the Company and increase book value, omission of the second quarter dividend will have no adverse economic effect on the interests of CFX shareholders. CFX is taking this action because it believes that pooling-of-interest accounting is advantageous to the shareholders of CFX, Safety Fund and Milford. `The dividend will be omitted solely in connection with The Safety Fund and Milford mergers, transactions that we expect will benefit CFX shareholders over the long-term. This action is one time in nature and does not reflect any change in CFX's dividend policy, particularly in view of CFX's record earnings in the first quarter of 1996 and the outlook for the remainder of 1996. Accordingly, we fully expect that normal dividends will resume in the third quarter,' stated Peter J. Baxter, CFX's President and Chief Executive Officer.
     CFX Corporation is a multi-bank holding company with total assets of $958 million as of March 31, 1996. The Company's two banking subsidiaries are CFX Bank, headquartered in Keene, New Hampshire, and Orange Savings Bank, headquartered in Orange, Massachusetts. CFX Mortgage, Inc., CFX Bank's mortgage banking subsidiary, services approximately $686 million in mortgage loans for others. The Company operates 23 full service offices, 2 loan production offices, and 50 automated teller and remote service banking locations in New Hampshire and north central Massachusetts.
     Upon completion of CFX's pending acquisitions of The Milford Co/operative Bank and The Safety Fund Corporation, CFX will have $1.4 billion in assets with 41 full service banking offices, 2 loan production offices, and 61 automated teller and remote service locations in New Hampshire and Massachusetts.
     The Safety Fund Corporation, a bank holding company headquartered in Fitchburg, Massachusetts, has 12 branches, $297 million in assets and a trust division with $349 million in assets under management. The Milford Co/operative Bank, headquartered in Milford, New Hampshire has six branches and total assets of $160 million.